

May 19, 2020

David Barnes
Chief Financial Officer
Trimble Inc.
935 Stewart Drive
Sunnyvale, CA 94085

> **Re: Trimble Inc.**
> **Form 10-K for the Fiscal Year Ended January 3, 2020**
> **Filed February 28, 2020**
> **File No. 001-14845**

Dear Mr. Barnes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 3, 2020

Note 6. Reporting Segment and Geographic Information, page 65

1. Please revise future filings to disclose revenues for the United States, your country of domicile, in accordance with ASC 280-10-50-41(a). Also revise future filings to disclose revenues by geography based on the financial information that is used to produce the general-purpose financial statements in accordance with ASC 280-10-50-41.

Exhibits

2. We note that both your Section 906 certifications filed as Exhibits 32.1 and 32.2 identify the incorrect individual within the body of the certification. Please amend the filing to provide corrected Section 906 certifications.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker, Senior Accountant, at (202) 551-3616 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences